FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               November 25, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F   X               Form 40-F
                                 ---                          ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes                         No   X
                                 ---                  ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes                         No   X
                                 ---                  ---


      [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                      Yes                         No   X
                                 ---                  ---

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 4

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            Smith & Nephew plc
                                            (Registrant)


Date: November 25, 2003                By:  /s/ Paul Chambers
                                            --------------------
                                            Paul Chambers
                                            Company Secretary



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Smith & Nephew plc      T44(0)207 401 7476              We are Smith & Nephew
15 Adam Street          F44(0)207 960 2350
London WC2N 6LA         www.smith-nephew.com
England




SMITH & NEPHEW ANNOUNCES ADR RATIO CHANGE
AND QUARTERLY REPORTING IN 2004



25 November 2003

Smith & Nephew plc (LSE: SN,NYSE:SNN) today announces a change in the ratio of its American Depository Receipts (ADRs) traded on the New York Stock Exchange and its intent to move to quarterly reporting from next year.

Since the company listed on the New York Stock Exchange in 1999 Smith & Nephew's ADR price has risen from around $28 to about $78 per ADR. In order to bring the share price in line with other ADRs and improve liquidity, the company will be changing the ratio from one ADR for every 10 ordinary shares to one ADR to every 5 ordinary shares effective 15 December, thereby halving the price of each ADR. From the perspective of the ADR holder, the ratio change has the same effect as a two-for-one stock split and Smith & Nephew ADR holders at the close of business 5 December 2003 will receive one additional ADR for every ADR held. There will be no change to Smith & Nephew's underlying shares.

Smith & Nephew is also pleased to announce today, in line with its commitment to further improve financial information flow to investors, that it will report its results on a quarterly basis beginning in 2004. With this move Smith & Nephew will improve transparency and be in line with standard peer group practice in the medical devices industry. A breakdown of 2003 results by quarter will be made available for comparison purposes when the company announces Preliminary Results on 5 February 2004.

Commenting on these two changes Chief Executive Chris O'Donnell: "Today's announcement demonstrates Smith & Nephew's firm commitment to making the company even more accessible to the investment community. The change in ADR ratio will be useful in increasing NYSE volumes, creating a more liquid market for our shares in the US, while quarterly reporting will make it easier for investors to benchmark our performance versus our global peer group, the majority of which are based in the US."

The company's normal pre-close season briefing of financial analysts will be held by conference call on Thursday 18 December 2003 at 3.00 pm UK time/10.00 Eastern Standard Time, and can be heard live on audio webcast via the Smith & Nephew website at www.smith-nephew.com. A recording of the briefing will be available on the Smith & Nephew website immediately following the call. The company's Preliminary Results announcement is scheduled for 5 February 2004.




                                                             NEWS

                                                        We are Smith & Nephew

About us

Smith & Nephew (LSE:SN, NYSE:SNN) is one of the world's leading medical devices companies, specialising in Orthopaedics, Endoscopy and Advanced Wound Management. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is the fastest growing full-line orthopaedics company in the world.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself in the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has over 7,500 employees and operates in 32 countries around the world, generating sales of (GBP)1.1 billion.

Enquiries:

Smith & Nephew
Peter Nind                              Tel: +44 (0)20 7401 7646
Corporate Affairs Manager

Financial Dynamics
David Yates                             Tel: +44 (0)20 7831 3113


                                                        NEWS